FORM 3


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.        Name and Address of Reporting Person

Laufer                           Adam
(Last)                          (First)                            (Middle)

650 West Avenue Suite 1509
                                (Street)

Miami Beach                  FL                            33139
(City)                          (State)                            (Zip)


2.        Date of Event Requiring Statement (Month/Day/Year)

          08/07/01

3.        IRS or Social Security Number of Reporting Person (Voluntary)

4.        Issuer Name and Ticker or Trading Symbol

          Dair Ventures, Inc.
          (Common Stock:  Not Traded)

5.        Relationship of Reporting Person(s) to Issuer (Check all applicable)

( X )     Director                             ( X )     10% Owner
( X )     Officer (give title below)           (   )     Other (specify below)

Adam Laufer is the Chairman of the Board of Directors, President, Chief Executive Officer, Secretary and Treasurer.

6.        If Amendment, Date of Original (Month/Day/Year)

7.        Individual or Joint/Group Filing (Check applicable line)

( X )     Form filed by One Reporting Person
(   )     Form filed by More than One Reporting Person

             Table I - Non-Derivative Securities Beneficially Owned


1.  Title of Security                      2.  Amount of Securities
    (Instr. 4)                                 Beneficially Owned
                                               (Instr. 4)

a.  Common Stock, par value $.0001             5,000,000

b.

c.

d.

e.

f.

3.  Ownership Form:  Direct        4.  Nature of Indirect
    (D) or Indirect (I)                Beneficial Ownership
    (Instr. 5)                         (Instr. 4)
a.  I                                  See Note 1

b.

c.

d.

e.

f.



               Table II - Derivative Securities Beneficially Owned (e.g, puts, calls, warrants, options, convertible securities)


1. Title of Derivative  2. Date Exercisable and      3. Title and Amount
   Securities              Expiration Date                     of Securities
   (Instr. 4)              (Month/Day/Year)                    Underlying
                                                                          Derivative
                                                                          Security
                                                                          (Instr. 4)

                           Date               Expiration     Amount or
                           Exercisable     Date             Title           Number of
                                                                                      Shares

a.

b.

c.

d.

e.

f.


4. Conversion or       5. Ownership Form of            6. Nature of Indirect
   Exercise Price         Direct (D) or Indirect (I)           Beneficial
   of Derivative             (Instr. 5)                                Ownership
   Security                                                             (Instr. 5)


a.

b.

c.

d.

e.

f.


Explanation of Responses:

1) Laufer Capital Partners Inc. is controlled by Adam laufer.
5,000,000 common shares are owned by Laufer Capital Partners, Inc.

/s/ Adam Laufer                                       July  26, 2001
-------------------------------                                ----------------
**Signature of Reporting Person                 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                          Page 2